

November 18, 2013

Via E-mail
Robert F. Mangano
President and Chief Executive Officer
1st Constitution Bancorp
2650 Route 130
Cranbury, NJ 08512

> **Re:** **1st Constitution Bancorp**
> **Registration Statement on Form S-4**
> **Filed October 22, 2013**
> **File No. 333-191841**

Dear Mr. Mangano:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Cover Page / Letter to Shareholders

1. Please include the aggregate cash offered in the merger in addition to the per share quantification you have provided.

2. Please revise the cover page to clarify that the merger consideration is subject to adjustment. Also add a cross-reference to the more detailed disclosure that appears elsewhere.

3. Please highlight the cross-reference to the risk factors section by means of prominent type or in another manner as required by Item 501(b)(5) of Regulation S-K.

Questions and Answers about the Merger and the Meeting

What are the Tax Consequences of the Merger to Rumson's Shareholders?, page 2

4.   Please revise this section to eliminate the language "provided that the merger qualifies" and to cross-reference the section on Material United States Federal Income Tax Consequences.

Do I Have Rights to Dissent from the Merger?, page 2

5.   Please revise to disclose the specific information that dissenting shareholders must include in their written notices and provide the address to which such notices should be sent. Also clarify that dissenting shareholders must vote against the merger, abstain from voting or not return the proxy. Make corresponding revisions to the disclosure on page 13 and in the "Rights of Dissenting Shareholders" section on page 76.

How Many Shares of 1st Constitution Common Stock..., page 5

6.   In the fourth bullet, you cross-reference the more detailed disclosure appearing under the "The Merger - Termination" section regarding the price adjustment provision. However, we are unable to locate this disclosure. Please revise or advise.

Prospectus Summary

Interests of Rumson directors and management in the merger, page 11

7.   Please revise to quantify the aggregate interest of each director and manager.

8.   We note that several senior executives have change of control agreements that entitle them to severance payments if they have to commute over 30 miles. We further note that the headquarters of the banks appear to be more than 30 miles apart. Please revise this section to identify which executives, following this merger, will exceed this 30 mile commuting distance if their jobs are moved to 1st Constitution headquarters and whether 1st Constitution has any plans to avoid tripping this provision.

Rumson Summary Historical Consolidated Financial Information, page 18

9.   We note that you have not specified "(Dollars in thousands)" for the second table on this page.

Pro Forma Financial Data, page 19

10.   Please revise your pro forma condensed combined statement of income for the period ended December 31, 2012 to ensure that your weighted average shares outstanding are consistent with disclosure of these amounts elsewhere in your filing. Specifically, we

note different weighted average shares outstanding in footnotes 19 - 20 to your pro forma financial statements on page 26 and your consolidated statements of income on page F-40. Please also ensure that all basic and diluted earnings per share amounts are calculated and disclosed appropriately.

Risk Factors

Risks pertaining to the proposed merger, page 29

11.   Please add a risk factor indicating that the fairness opinion received in connection with the merger has not been updated since its date of issuance.

Principal Shareholders of Rumson, page 44

12.   Please identify the natural persons who have or share voting and investment power over the shares held by KLCC Investments, LLC.

Proposal 1: the Merger

Background of the Merger, page 47

13.   Please revise the second paragraph on page 47 to clarify whether Rumson first initiated contact with 1st Constitution or vice versa.

14.   Please revise this discussion to provide greater detail, including quantification, as applicable, regarding:
    • the "highest and best offer" submitted by Bank A; and
    • the "several key terms of the merger agreement" which Rumson and Bank A failed to come to agreement on.

15.   We note your disclosure that on March 4, 2013, representatives of KBW forwarded to the Rumson board preliminary indications of interest from four parties. Please discuss whether after May 30, 2013, the date negotiations broke off between Rumson and Bank A, whether Rumson contacted any of the three other parties to discuss a possible transaction. Also explain why Rumson decided to pursue a business combination with 1st Constitution rather than the three other parties.

16.   You disclose that Rumson negotiated a "substantial reduction in the break-up fee and expenses" due to 1st Constitution in the event the merger agreement was terminated. Please revise your discussion to quantify such reduction.

Opinion of Rumson's Financial Advisor, page 51

17.   Please provide us with any analyses, reports, presentations, or similar materials, including any board books, provided to or prepared by KBW in connection with rendering the fairness opinion.

18.   You disclose that KBW used internal financial projections for Rumson and 1st Constitution, as provided by Rumson's and 1st Constitution's senior management teams, and that such projections were not prepared with a view towards public disclosure. Please provide the staff with those materials. Also disclose any material projections, including revenue, net income, and earnings per share for two years, or provide us an analysis supporting your determination that disclosure of such projections is not necessary or appropriate.

Material United States Federal Income Tax Consequences, page 73

19.   Please remove the word "anticipated" from the first sentence of this section.

Rights of Dissenting Shareholders, page 76

20.   Please revise to restate the date of the Rumson special meeting in this section.

Results of Operations, page 96

Loans, page 101

21.   We note your disclosure on page 102 of your mortgage warehouse lines of credit. We also note that these loans represent your largest loan portfolio concentration for each year since they were initially offered in 2008. Please tell us in detail and revise your future filings to explain in further detail how you determine the allowance for loan losses for these loans. Additionally, please tell us how you took the following into consideration in determining the allowance for loan losses for your warehouse lines of credit:

- Advances under your warehouse lines of credit remain outstanding for a period of less than 30 days and the underlying one-to-four family residential mortgage loans are pre-sold to the secondary mortgage market;
- There have been no recorded charge-offs on your warehouse lines of credit as noted on page 124; and
- None of these warehouse lines of credit have been delinquent, nonaccrual, or impaired as of any period end.

Directors, page 156

22.   Please expand your disclosure with respect to each director to specifically discuss what aspects of the individual's experience led the board to conclude that the person should serve as a director for 1st Constitution, as well as any other relevant qualifications, attributes or skills that were considered by the board. See Item 401(e) of Regulation S-K.

23.   Please revise to provide the disclosure of independent directors required by Item 407(a) of Regulation S-K.

Executive Compensation, page 160

24.   Please confirm that you have disclosed compensation for all persons required by Item 402(m)(2) of Regulation S-K.

Summary Compensation Table, page 160

25.   Please revise to disclose how the bonus amounts in the table were determined. Refer to Item 402(o) of Regulation S-K.

Transactions with Related Persons, page 170

26.   We note your disclosure that 1st Constitution has made loans to its insiders on substantially the same terms as those with "other persons". Please revise to provide the correct representation in Instruction 4(c)(ii) ("persons not related to the lender") to Item 404(a) of Regulation S-K.

Legal Matters, page 184

27.   Please provide the address of counsel pursuant to Paragraph 23 of Schedule A to the Securities Act.

1st Constitution Bancorp

Notes to Consolidated Financial Statements June 30, 2013 (Unaudited)

Note 9. Fair Value Disclosures, page F-31

28.   We note your tabular presentation of the qualitative information about assets measured at fair value on a nonrecurring basis which have utilized Level 3 assets on page F-34. Considering the wide range of the unobservable inputs used for impaired loans and other real estate owned, please revise future filings to disclose the weighted average of the unobservable inputs. Refer to ASC 820-10-55-103 for example disclosure.

Undertakings

29.   Undertaking (b) does not appear applicable because your registration statement does not incorporate by reference Exchange Act documents filed subsequent to the effective date of the registration statement. See Item 512(b) of Regulation S-K. Please remove this undertaking or advise.

30.   Because your registration does not specifically incorporate by reference the annual report to security holders meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act, please remove undertaking (c), or advise. See Item 512(e) of Regulation S-K.

Exhibits

General

31.   Please file as exhibits all contracts or forms thereof entered into pursuant to the merger, including, without limitation, any agreement regarding James G. Aaron's appointment to serve as a director of 1st Constitution Bank.

32.   We note that you intend to file certain exhibits at a later date. Please file these exhibits as soon as possible to facilitate our review of the registration statement.

Exhibit 8.1

33.   We note that you have filed a form of tax opinion as exhibit 8.1. Please file a signed and dated tax opinion.

34.   Please tell us why the tax opinion has not been addressed to Rumson as well as 1st Constitution. In this regard, we note that Section 7.1(d) of the merger agreement requires that each of 1st Constitution and Rumson receive counsel's tax opinion.

35.   Please revise the second paragraph to limit counsel's reliance upon the statements and representations made by 1st Constitution to factual matters.

Exhibit 23.4

36.   We note that the consent of Keefe, Bruyette & Woods, Inc. does not comply with Rule 436(a) of the Securities Act of 1933, as the consent does not expressly state that KBW consents to the *quotation or summarization* of its opinion in the registration statement. Please refile the consent with the proper representation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Spitz at (202) 551-3484 or Michael Volley at (202) 551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or to Kathryn McHale, Senior Staff Attorney, at (202) 551-3464 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc: Via E-mail
        Frank E. Lawatsch, Jr., Esq.